                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                           DIRECT DIAL
(212) 818-8881                                                    (212) 818-8638

                                          November 9, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Re:   Jaguar Acquisition Corporation
               Registration Statement on Form S-1 ("Registration Statement")
               Filed September 28, 2005
               File No. 333-127135

Dear Mr. Reynolds:

         On behalf of Jaguar Acquisition Corporation (the "Company"), we hereby provide a further response to Comment Number 9 of the Staff's comment letter, dated November 2, 2005, relating to the above-captioned Registration Statement.

CERTAIN TRANSACTIONS, PAGE

9.       WE NOTE THAT JEFF GALLANT IS THE SOLE INCORPORATOR OF JAGUAR
         ACQUISITION CORP. IT APPEARS TO US THAT MR. GALLANT AND/OR GRAUBARD
         MILLER WOULD BE A PROMOTER. PLEASE DISCLOSE THE INFORMATION REQUIRED BY
         ITEM 404(D) OF REGULATION S-B.

         Supplementally, we hereby advise the Staff that Jonathan Kalman met with representatives of EarlyBirdCapital, Inc. ("EBC"), the representative of the underwriters in the offering, through common business acquaintances. Neither
Mr. Gallant nor Graubard Miller introduced Mr. Kalman to EBC. In connection with the proposed initial public offering by the Company, EBC recommended to Mr.
Kalman that the Company engage Graubard Miller as its counsel based on Graubard
Miller's familiarity with these types of transactions. In its role as counsel for the Company, Graubard Miller, through Mr. Gallant, filed a certificate of incorporation for the Company with the Secretary of State of the State of
Delaware incorporating

the Company. The incorporation of a start-up company by its counsel is commonplace as such act is purely ministerial in nature and counsel typically has easier access to the necessary filing agents to carry out such incorporation than the company. Once the certificate of incorporation was filed and thereafter accepted by the State of Delaware, Mr. Kalman began selecting a board and management team for the Company. Neither Mr. Gallant nor Graubard Miller took any part in the selection by Mr. Kalman of the Company's board and management team, nor was either asked by Mr. Kalman to provide any advice with respect to such selection. Once the board and management of the Company had been determined, the Company issued its initial shares of common stock - as a company would customarily do in connection with its formation and organization. Neither
Mr. Gallant nor Graubard Miller was issued, nor received, any of the Company's common stock. The Company also arranged to have its initial stockholders loan the Company the funds necessary to operate its business until consummation of the Company's offering. Neither Mr. Gallant nor Graubard Miller has advanced the
Company any funds to operate its business during such time period. Accordingly, neither Mr. Gallant nor Graubard Miller has taken any actions in the founding or organization of the business or enterprise of the Company.

         Furthermore, other than as limited to its roles as lawyers in connection with various public offerings, neither Mr. Gallant nor Graubard
Miller has ever taken any initiative in founding or organizing a business or enterprise of a company as described under the definition of a "promoter" under
Section 12b-2 of the Securities Exchange Act of 1934. While Graubard Miller has
acted as counsel for a number of similarly structured companies, such role has always been limited to one of providing services as a law firm.

         Based on the foregoing, we respectfully reiterate our view that neither
Mr. Gallant nor Graubard Miller is a "promoter" that requires disclosure under
Item 404(d) of Regulation S-B.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                          Very truly yours,

                                          /s/ Jeffrey M. Gallant

                                          Jeffrey M. Gallant

cc:      Jonathan Kalman
         James S. Cassano
         C. Richard Corl
         David M. Nussbaum
         Steven Levine
         Alan I. Annex, Esq.